As  filed with the Securities and Exchange Commission on September 23, 1996
                                       Registration No.333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                      ------------------------------------
                              NINE WEST GROUP INC.
               (Exact name of registrant as specified in its charter)

          DELAWARE                                               06-1093855
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

                              9  West Broad Street
                          Stamford, Connecticut  06902
                                  (203) 324-7567
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                                             Copy to:
          ROBERT C. GALVIN                                 JOEL K. BEDOL
      Executive Vice President,                        Senior Vice President
Chief Financial Officer and Treasurer                   and General Counsel
        Nine West Group Inc.                           Nine West Group Inc.
        9 West Broad Street                             9 West Broad Street
    Stamford, Connecticut  06902                   Stamford,  Connecticut  06902
           (203)328-4373                                  (203)328-4386

          (Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale of the securities to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ X ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.  [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.  [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.  [   ]

                        CALCULATION OF REGISTRATION FEE
  Title of          Amount    Proposed Maximum  Proposed Maximum    Amount of
Securities to       to be      Offering Price       Aggregate      Registration
be Registered     Registered    Per Security     Offering Price       Fee (1)
- -------------     ----------  ----------------  ----------------   ------------
   5-1/2%
 Convertible
Subordinated
   Notes
  Due 2003        $74,045,000       100%          $74,045,000       $25,532.76


 Common Stock,     1,218,619
$.01 par value     shares (2)        --           $74,045,000           --

(1) Calculated pursuant to Rule 457 (i) of the Securities Act of 1933, as amended.

(2) Based on a conversion price of $60.76 per share, but deemed to include any additional shares of Common Stock that may be issuable upon conversion of the Notes as a result of the antidilution provisions thereof. Pursuant to Rule 457(i), no registration fee is required for these shares.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

    INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFER TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION;DATED SEPTEMBER 23,1996



                              NINE WEST GROUP INC.
                                   $74,045,000

                 5-1/2% Convertible Subordinated Notes Due 2003

    The 5-1/2% Convertible Subordinated Notes Due 2003 (the "Notes") of Nine West Group Inc., a Delaware corporation (the "Company"), and the shares of the Company's common stock, par value $.01 per share (the "Common Stock," together with the Notes, the "Securities"), issuable upon conversion of the Notes, may be offered for sale from time to time for the account of certain holders of the Securities (the "Selling Holders") as described under "Selling Holders." The Selling Holders may, from time to time, sell the Securities offered hereby to or through one or more underwriters, directly to other purchasers or through agents in ordinary brokerage transactions, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to then prevailing market prices or at negotiated prices. See "Plan of Distribution."

    The Notes mature on July 15, 2003, unless previously redeemed. Interest on the Notes is payable semi-annually on January 15 and July 15 of each year, commencing January 15, 1997. Holders ("Holders") of the Notes are entitled, at any time after 60 days following the latest date of original issuance through July 15, 2003, subject to prior redemption, to convert any Notes or portions thereof into Common Stock at a conversion price of $60.76 per share, subject to certain adjustments. The Company may, at its option, pay an amount in cash equal to the Market Price (as defined herein) of the shares of Common Stock into which such Notes are convertible in lieu of delivery of such shares. See "Description of the Notes -- Conversion of Notes." The Notes have been designated for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market. The Common Stock is quoted on the New York Stock Exchange ("NYSE") under the symbol "NIN." On September 20, 1996, the last reported sale price of the Common Stock on the NYSE was $54-7/8 per share.

    The Notes are redeemable, in whole or in part, at the option of the Company, at any time on or after July 16, 1999, at the declining redemption prices set forth herein, plus accrued interest. In the event of a Change of Control (as defined herein), each Holder of Notes may require the Company to repurchase such Holder's Notes in whole or in part at a redemption price of 101% of the principal amount thereof plus accrued interest. See "Description of the Notes -- Optional Redemption by the Company and --Change of Control."

    The Notes represent unsecured obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company. In addition, because a substantial portion of the Company's operations is conducted through subsidiaries, claims of holders of indebtedness and other creditors of such subsidiaries have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Company, including holders of the Notes.

    The Notes were originally issued on June 26, 1996 and July 9, 1996 in transactions exempt from registration under the Securities Act of 1933, as amended (the "Securities Act").

    The Company will not receive any of the proceeds from the sale of any of the Notes or the Common Stock issuable upon conversion thereof offered by the Selling Holders.

    See "Risk Factors" on page 8 for a discussion of certain factors that should be considered by prospective purchasers of the Securities offered hereby.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
                   EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR  ADEQUACY OF THIS PROSPECTUS.
                     ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE
                      -------------------------------------
                  The date of this Prospectus is       , 1996.
                                                 ------

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and Suite 1300, Seven World Trade Center, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a World Wide Web Site that contains reports, proxy statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The address of the site is http://www.sec.gov. Such reports, proxy statements and other information also can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which exchange the Common Stock is listed.

    The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus omits certain information contained in the Registration Statement, including exhibits thereto, in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities, reference is made to the Registration Statement and exhibits thereto, copies of which may be inspected at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained from the Commission at the same address at prescribed rates.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission are hereby incorporated by reference into this Prospectus and made a part hereof:

    (i) The Company's Annual Report on Form 10-K, as amended by Form 10-K/A No. 1, for the fiscal year ended February 3, 1996;

    (ii) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended May 4, 1996 and August 3, 1996, respectively; and

    (iii) The description of the Company's Common Stock set forth in the Company's Registration Statement on Form 8-A dated May 6, 1992, as amended (File No. 1-11161).

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein, or in a document incorporated herein by reference, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document incorporated herein by reference, which statement is also incorporated herein by reference, is inconsistent with such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Copies of all documents incorporated by reference into this Prospectus, other than exhibits to such documents (unless the exhibits are specifically incorporated by reference into such documents), will be provided without charge to each person to whom this Prospectus is delivered, upon oral or written request by such person to Investor Relations, Nine West Group Inc., 11933 Westline Industrial Drive, St. Louis, Missouri 63146, telephone (314) 579-8812.


    No person has been authorized in connection with this offering to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Holders or any other person. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities other than those to which it relates, nor does it constitute an offer to sell or a solicitation of an offer to purchase by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date of such information.


                               PROSPECTUS SUMMARY

    The following summary does not purport to be complete and is qualified in its entirety by the more detailed information and consolidated financial statements and related notes appearing elsewhere or incorporated by reference in this Prospectus. In addition to the other information in this Prospectus, the factors set forth under "RISK FACTORS" below should be considered carefully in evaluating an investment in the Securities offered hereby. All information in this Prospectus reflects the Company's acquisition (the "Acquisition") of substantially all of the footwear business, and the assumption of certain liabilities, of The United States Shoe Corporation ("U.S. Shoe") effected on May 23, 1995. Effective June 27, 1995, the Company's fiscal year-end was changed from December 31 to the Saturday closest to January 31 of the following year.

                                  The Company

    Nine West Group Inc. (together with its subsidiaries, the "Company") is a leading designer, developer and marketer of quality, fashionable women's footwear and accessories. The Company markets a full collection of casual, career and dress footwear and accessories under multiple brand names, each of which is targeted to a distinct segment of the women's footwear and accessories markets, from "fashion" to "comfort" styles and from "moderate" to "bridge" price points. In addition to its flagship Nine West label, the Company's nationally recognized brands include Easy Spirit, Enzo Angiolini, Calico, Bandolino, Selby, Evan Picone (under license), 9 & Co., Amalfi, Westies and Pappagallo. The Company's Jervin private label division also arranges for the purchase of footwear by major retailers and other wholesalers for sale under the customer's own labels. The Company believes its primary strengths are: (i) its widely-recognized brand names; (ii) the high quality, value and styling of its products; (iii) its ability to respond quickly to changing fashion trends; (iv) its established sourcing relationships with efficient Brazilian and other manufacturers; (v) the broad distribution of its products through both wholesale and retail channels; and (vi) its ability to provide timely and reliable delivery to its customers. The Company believes it is one of the few established branded footwear companies offering complete lines of well-known women's leather footwear in a wide variety of colors, styles, sizes and retail price points, and that, as a result, it is able to capitalize on what the Company believes is a trend among major wholesale accounts to consolidate footwear purchasing from among a narrow group of vendors. In addition, the Company believes that the sale of footwear and accessories through its retail stores increases consumers' awareness of the Company's brands.

    Over the last three years, the Company's revenues have grown from $461.6 million for the year ended December 31, 1992 to $1,255.2 million for the fiscal year ended February 3, 1996 ("Fiscal 1995"). Over the same period, operating income increased from $58.6 million to $147.7 million, (excluding (i) the $34.9 million non-recurring increase in cost of goods sold, attributable to the fair value of inventory over FIFO cost, recorded as a result of the Acquisition and
(ii) business restructuring and integration expenses and charges of $51.9 million associated with the integration of the operations acquired in the Acquisition into the Company's pre-Acquisition operations. Approximately 55% of the Company's net revenues in Fiscal 1995 was generated from wholesale sales of both brand name and private label footwear and accessories to more than 7,000 department, specialty and independent retail stores in more than 16,000 locations. The balance of Fiscal 1995 net revenues was generated from the Company's proprietary network of 918 retail stores operating under several different concepts, each targeted to a specific customer base.

    On May 23, 1995, the Company consummated the Acquisition for a purchase price of $560 million in cash, plus warrants to purchase 3,700,000 shares of Common Stock at an exercise price of $35.50 per share (the "Warrants"). On June 5, 1996, the Company and U.S. Shoe consummated a settlement (the "Settlement") of a post-closing balance sheet dispute relating to the Acquisition. Pursuant to the Settlement, U.S. Shoe was obligated to pay to the Company the amount of $25.0 million, and the Company and U.S. Shoe agreed that the Company would repurchase the Warrants for a price of $67.5 million (the "Warrant Repurchase"). Consequently, the Company made a net payment of $42.5 million to U.S. Shoe, which was financed by borrowings under the Company's secured credit facility in effect on the date of the Warrant Repurchase. On August 2, 1996, the Company entered into an amended and restated secured credit facility (as so amended and restated, the "Credit Facility").

    The number of domestic retail stores operated by the Company has grown from 112 domestic stores on June 30, 1989 to 918 domestic retail stores (including 425 stores acquired in the Acquisition) as of September 20, 1996. In addition to the 83 non-acquired new stores that have opened in Fiscal 1996 to date, the Company anticipates that it will open approximately 83 additional domestic retail stores during the remainder of Fiscal 1996 across the various store concepts. In addition, the Company plans to continue its international retail and wholesale expansion plans. As of September 20, 1996, the Company had 52 international retail locations in operation in Australia, Hong Kong, Taiwan, Singapore, Thailand, Malaysia and Canada. It is anticipated that the total number of international retail locations will exceed 70 by the end of Fiscal 1996. The Company's international wholesaling and licensing is expected to continue to expand in tandem with its retail expansion in Japan, the Middle East, Latin America, Europe and additional countries in the Far East.

    The Company's principal executive offices are located at 9 West Broad Street, Stamford, Connecticut 06902, and the Company's telephone number is
(203) 324-7567.

                                  THE OFFERING

Issuer...........      Nine West Group Inc. (the "Company").

Securities
Offered..........      $74,045,000 of 5-1/2% Convertible Subordinated Notes Due
                       2003 issued under an indenture (the "Indenture"), dated as of June 26, 1996, between the Company and Chemical
                       Bank, as trustee (the"Trustee").

Interest Payment
Dates.............     January 15 and July 15 of each year, commencing January
                       15, 1997.

Maturity..........     July 15, 2003

Conversion........     Convertible into Common Stock at $60.76 per share,
                       subject to adjustment as set forth herein at any time after 60 days following the latest date of original issuance of the Notes. The Company may, at its option, pay an amount in cash equal to the Market Price (as defined herein) of the shares of Common Stock into which such Notes are convertible in lieu of delivery of such shares. See "Description of the Notes -- Conversion of
                       Notes."

Redemption........     The Notes are redeemable, in whole or in part, at the
                       option of the Company, at any time on or after July 16, 1999, at the declining redemption prices set forth herein, plus accrued interest. See "Description of the Notes -- Optional Redemption by the Company."

Change
of Control........     In the event of a Change of Control (as defined herein),
                       Holders of the Notes have the right to require that the Company repurchase the Notes in whole or in part at a redemption price of 101% of the principal amount thereof, plus accrued interest. See "Description of the Notes
                       -- Change of Control."

Ranking...........     The Notes constitute general unsecured obligations of the
                       Company and are subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company. As of August 31, 1996, the Company had approximately $395 million of Senior
                       Indebtedness outstanding. In addition, because a substantial portion of the Company's operations is conducted through subsidiaries, claims of holders of indebtedness and other creditors of such subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Company, including Holders of the Notes.
                       As of August 31, 1996, the aggregate liabilities of such subsidiaries were approximately $65 million. The
                       Indenture does not limit the amount of additional indebtedness (including, without limitation, Senior
                       Indebtedness) that the Company can create, incur, assume or guarantee, nor does the Indenture limit the amount of indebtedness (including, without limitation, Senior
                       Indebtedness) that any subsidiary can create, incur, assume or guarantee. See "Description of the Notes-
                       Subordination."


Use of Proceeds...     The Company will not receive any of the proceeds from the
                       sale of any of the Notes or the Common Stock issuable upon conversion thereof.

Trading...........     The Notes have been designated for trading in the PORTAL
                       (Private Offerings, Resales and Trading through Automated
                       Linkages) market. The Common Stock is quoted on the NYSE under the symbol "NIN."


                                  RISK FACTORS

    In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following risk factors in evaluating the Company and its business before purchasing the Notes offered hereby.

Substantial Competition and Changing Fashion Trends

    Competition is intense in the women's footwear business. The Company must remain competitive in the areas of style, quality, price, comfort, brand loyalty and customer service. The location and atmosphere of retail stores are an additional competitive factor in the Company's retail division. The Company's competitors include numerous manufacturers, importers and distributors, some of which may have certain resources not available to the Company. The Company competes with distributors that import footwear, domestic companies that have foreign manufacturing relationships and companies that produce footwear domestically. In its retail division, the Company's primary competition is comprised of large national chains, department stores, specialty footwear stores and other outlet stores. Any failure by the Company to identify and respond to emerging fashion trends could adversely affect consumer acceptance of the Company's brand names and product lines, which in turn could adversely affect the Company's financial condition and results of operations. The Company attempts to minimize the risk of changing fashion trends and product acceptance by offering a wide assortment of dress, career and casual shoes during particular selling seasons, approximately one-half of which are in classic styles that the Company believes are less vulnerable to fashion trend changes.

Factors Related to the Acquisition

    Integration. Although the Company is in the process of integrating the operations and assets acquired in the Acquisition into the Company's pre-Acquisition operations, this process is likely to continue for some time, and will require the deployment of significant management and other resources of the Company. The success of such integration is subject to various factors, including (i) the Company's ability to continue to implement such integration without unforeseen difficulty, (ii) external events affecting business in general and the footwear industry in particular over which the Company has no control and (iii) changes in the Company's plans which may occur in a wide variety of circumstances. There can be no assurance as to when such integration will be completed, that the Company will successfully integrate the operations and assets acquired in the Acquisition with its own, that it will achieve the anticipated cost savings as a result of such integration or that the costs of such integration will not exceed anticipated amounts.

    Acquisition Indebtedness. In connection with the Acquisition and the Warrant Repurchase, the Company incurred a significant amount of indebtedness. As of August 31, 1996, the Company had approximately $395 million of indebtedness (representing Senior Indebtedness) outstanding under the Credit Facility, and its stockholders' equity was approximately $325 million. The Company's indebtedness under the Credit Facility bears interest at variable rates, causing the Company to be sensitive to changes in interest rates. The Company has entered into interest rate hedge agreements in the notional principal amount of $300 million to reduce the impact on interest expense from fluctuating interest rates on variable rate debt. As of August 31, 1996, the weighted average interest rate on outstanding indebtedness under the Credit Facility was approximately 6.09%.

    The repayment of the principal of and interest on the Company's indebtedness under the Credit Facility could have certain consequences to the Company, including the following: (i) a substantial portion of the Company's cash flow from operations will not be available for other purposes; and (ii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions may be limited.

Expansion of Business

    A significant part of the Company's strategy is to expand its retailing concepts and to continue its international retail and wholesale expansion plans. The Company intends to accomplish such expansion by opening new stores and may include additional acquisitions. The types of stores opened by the Company and the results generated by such stores depend on various factors, including, among others, general economic and business conditions affecting consumer spending, the performance of the Company's wholesale and retail operations, the acceptance by consumers of the Company's retail concepts, the ability of the Company to manage such expansion, hire and train personnel, the availability of desirable locations, the negotiation of acceptable lease terms for new locations and the ability of the Company to find acceptable partners for its international stores.

Impact of Brazilian and Other Foreign Operations

    Approximately 60% of the Company's footwear products are manufactured by more than 25 independently owned footwear manufacturers in Brazil. The Company is the dominant and, in many cases, the exclusive customer for these manufacturers' production. The Company believes that such Brazilian manufacturing relationships provide a significant competitive advantage to the Company and are a major contributor to the Company's success. Thus, the Company's future results of operations will partly depend on maintaining its close working relationships with its principal manufacturers, both directly and through the organization of Bentley Services Inc., its independent buying agent (the "Buying Agent"). Neither the Buying Agent nor any of its principals is
affiliated with the Company.   The Company has entered into a five-year contract
with the Buying Agent, effective January 1, 1992, subject to extension for an additional five-year period at the Company's option, which provides that the Buying Agent, its owners, employees, directors and affiliates will not act as a buying agent for, or sell leather footwear manufactured in Brazil to, other importers, distributors or retailers for resale in the United States, Canada or the United Kingdom. The Company does not maintain supply contracts with any of its manufacturers.

    Historically, instability in Brazil's political and economic environment has not had a material adverse effect on the Company's financial condition or results of operations. The Company cannot predict, however, the effect that future changes in economic or political conditions in Brazil could have on the economics of doing business with its Brazilian manufacturers. Although the Company believes that it could find alternative manufacturing sources for those products which it currently sources in Brazil, the establishment of new manufacturing relationships would involve various uncertainties, and the loss of a substantial portion of its Brazilian manufacturing capacity before the alternative souring relationships are fully developed could have a material adverse effect on the Company's financial condition or results of operations. However, as a result of the Acquisition, the Company now has manufacturing operations in the United States and additional souring relationships in other countries to manufacture its products.

    The Company's footwear is also manufactured by third parties located in China and other countries in the Far East, and in Italy, Spain, Korea, Mexico and Uruguay. The Company's accessories are manufactured by third-party manufacturers in the Far East.

    The Company's business is subject to other risks of doing business abroad, such as fluctuations in exchange rates, the imposition of additional regulations relating to imports, including quotas, duties or taxes and other charges on imports, and other risks relating to changes in local government administrations and policies and resulting changes in business customs and practices. In order to minimize the risk of exchange rate fluctuations, the Company purchases products from Brazilian manufacturers in United States dollars and otherwise engages in foreign currency hedging transactions. The Company cannot predict whether additional United States or foreign customs quotas, duties, taxes or other charges or restrictions will be imposed upon the importation of its non-domestically produced products in the future or what effect such actions could have on its financial condition or results of operations.

Subordination of Notes

    The indebtedness evidenced by the Notes is subordinate to the prior payment in full of all Senior Indebtedness (as defined herein). As of August 31, 1996, the Company had approximately $395 million of Senior Indebtedness outstanding. In addition, because a substantial portion of the Company's operations is conducted through subsidiaries, claims of holders of indebtedness and of other creditors of such subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Company, including holders of the Notes. As of August 31, 1996, the aggregate liabilities of such subsidiaries were approximately $65 million. The Indenture does not limit the amount of additional indebtedness, including Senior Indebtedness or pari passu indebtedness, that the Company or any of its subsidiaries can create, incur, assume or guarantee. During the continuance of any default (beyond any applicable grace period) in the payment of principal, premium, interest or any other payment due on the Senior Indebtedness, no payment of principal or interest on the Notes may be made by the Company. In addition, upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization, the payment of the principal and interest on the Notes is subordinated to the extent provided in the Indenture to the prior payment in full of all Senior Indebtedness and is structurally subordinated to claims of creditors of each subsidiary of the Company. By reason of this subordination, in the event of the Company's dissolution, holders of Senior Indebtedness may receive more, ratably, and Holders of the Notes may receive less, ratably, than the other creditors of the Company. The Company's cash flow and ability to service debt, including the Notes, are substantially dependent upon the earnings of its subsidiaries and the distribution of those earnings to, or upon payments by those subsidiaries to, the Company. The ability of the Company's subsidiaries to make such distributions or payments may be subject to contractual or statutory restrictions. See "Description of the Notes Subordination."

Repurchase of Notes at the Option of Holders Upon a Change of Control; Availability of Funds

    In the event of a Change of Control (as defined herein), each Holder of Notes will have the right to require that the Company repurchase the Notes in whole or in part at a redemption price of 101% of the principal amount thereof, plus accrued interest to the date of purchase. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to pay such redemption price for all Notes tendered by the holders thereof. See "Subordination of Notes" above. The Company's ability to pay such redemption price is, and may in the future be, limited by the terms of the Credit Facility or other agreements relating to indebtedness that constitutes Senior Indebtedness.

Securities Trading; Possible Volatility of Prices

    The Notes have been designated for trading in the PORTAL market, and the Common Stock is quoted on the NYSE. There can be no assurance that an active trading market for the Notes will develop or be sustained. There can be no assurance as to the liquidity of investments in the Notes or as to the price Holders of the Notes may realize upon the sale of the Notes. These prices are determined in the marketplace and may be influenced by many factors, including the liquidity of the market for the Notes and Common Stock, the market price of the Common Stock, interest rates, investor perception of the Company and general economic and market conditions.


                                 USE OF PROCEEDS

    The Company will not receive any proceeds from the sale of the Notes or the Common Stock issuable upon conversion thereof by the Selling Holders.

                                     RATIO OF EARNINGS TO FIXED CHARGES


                 Quarter Ended                                 Year Ended
               -----------------   ----------------------------------------------------------------
               August 3  July 29   February 3   December 31   December 31  December 31  December 31
                   1996     1995         1996          1994          1993         1992         1991
Ratio of
Earnings to
Fixed Charges      3.08     2.73         1.62          8.92          8.03         5.11         3.81

For the purpose of computing the ratio of earnings to fixed charges, earnings consists of earnings before income taxes and fixed charges.  Fixed charges consists of interest expense plus the portion of rental expense under operating leases that has been deemed by the Company to be representative of the interest factor (approximately one third of rental expense).


                                 SELLING HOLDERS

    The Notes were initially issued and sold pursuant to a Purchase Agreement, dated as of June 20, 1996, between the Company, and Bears Stearns & Co., Inc. and Morgan Stanley & Co. Incorporated (together, the "Initial Purchasers"). The Notes were acquired from the Initial Purchasers by the Selling Holders in compliance with Rule 144A, Regulation D or Regulation S under the Securities Act, or in other permitted resale transactions from the Initial Purchasers or holders who acquired such Notes from the Initial Purchasers or their successors in further permitted resale transactions exempt from registration under the Securities Act. The Company agreed to indemnify and hold the Initial Purchasers harmless against certain liabilities under the Securities Act that may arise in connection with the sale of the Notes by the Initial Purchasers.

    Except as otherwise indicated, the table below sets forth certain information with respect to the Securities as of September 20, 1996. The term "Selling Holders" includes the beneficial owners of such Securities listed below. Other than as a result of the ownership of the Securities indicated below, none of the Selling Holders has had any material relationship with the Company or any of its affiliates within the past three years.

                              Aggregate Principal Amount    Number of Shares of
                                       of Notes Owned and      Common Stock That
Name of Selling Holder                   That May Be Sold            May Be Sold
- ----------------------                   ----------------            -----------
Saif Corporation                               $2,500,000                 41,145

Castle Convertible Fund, Inc.                    $500,000                  8,229

Lincoln National Convertible
 Securities Fund                               $3,000,000                 49,374

Lincoln National Insurance Co.                 $6,350,000                104,509

Winton Trust Convertible Fund                    $750,000                 12,343

United National Insurance Co.                    $100,000                  1,645

Palladin Partners, L.P.O.                        $100,000                  1,645

Colonial Penn Life Insurance Co.                 $300,000                  4,937

Gershon Partners, L.P.                           $350,000                  5,760

Pacific Horizon Capital Income Fund            $3,500,000                 57,603

Bank of America Convertible
 Securities Fund                                 $350,000                  5,760

ICI American Holdings Inc.                       $385,000                  6,336

Zeneca Holdings Inc.                             $365,000                  6,007

Nalco Chemical Co.                               $150,000                  2,468

Alpine Associates, L.P.                        $7,000,000                115,207

TCW Convertible Value Fund                     $1,340,000                 22,053

General Motors Salaried Employees
 Convertible Fund                              $3,320,000                 54,641

State of Michigan Employees
 Retirement Fund                               $1,235,000                 20,325

TCW Convertible Securities Fund                $2,005,000                 32,998

Cincinnati Bell Telephone Convertible
 Value Fund                                      $375,000                  6,171

Massachusetts Mutual Life
 Insurance Company                               $350,000                  5,760

North Dakota State Workers
 Compensation Fund                               $510,000                  8,393

TCW/DW Income & Growth Fund                      $255,000                  4,196

Medical Malpractice Insurance
 Association                                      $80,000                  1,316

TCW Convertible Strategy Fund                    $650,000                 10,697

North Dakota State Land Dept.                    $250,000                  4,114

Ameritech Pension Plan                         $2,000,000                 32,916

Morgan Stanley & Co., Inc.                       $300,000                  4,937

AIM Management Inc.                            $1,550,000                 25,510

Van Kampen American Capital Harbor
 Fund                                          $2,500,000                 41,145

Societe Generale Securities Corp.              $2,500,000                 41,145

Allstate Insurance Company                     $5,000,000                 82,290

Lipco Partners, L.P.                          $12,650,000                208,196

Orrington Investments L.P.                       $500,000                  8,229

Boston Harbor Trust Co., N.A.                    $200,000                  3,291

Baptist Hospital of Miami Foundation              $10,000                    164

Baptist Hospital of Miami                        $105,000                  1,728

San Diego County Convertible Fund              $1,485,000                 24,440

Occidental College                               $125,000                  2,057

San Diego City Retirement Fund                   $410,000                  6,747

Dunham & Assoc. Fund 2                            $50,000                    822

Dunham & Assoc. Convertible Bond AA Fund          $45,000                    740

Dunham & Assoc. Convertible Arbitrage Fund        $75,000                  1,234

Ernest Wuliger Trust                              $85,000                  1,398

Kraft Family Trust                                $20,000                    329

Boston Museum of Fine Arts                        $45,000                    740

Engineers Joint Pension Fund                     $200,000                  3,291

Wake Forest University                           $320,000                  5,266

N-A Income & Growth Fund                       $1,200,000                 19,749

NB Convertible Arbitrage Partners,
 L.P.                                          $3,600,000                 59,249

Grace Brothers, Ltd.                           $3,000,000                 49,374


    The preceding table has been prepared based on information furnished to the Company by the Depositary Trust Company New York, New York ("DTC") and by or on behalf of the Selling Holders.

    In view of the fact that Selling Holders may offer all or a portion of the Notes or shares of Common Stock held by them pursuant to this offering, and because this offering is not being underwritten on a firm commitment basis, no estimate can be given as to the amount of Notes or the number of shares of Common Stock that will be held by the Selling Holders after completion of this offering.

    Information concerning the Selling Holders may change from time to time and any such changed information that the Company becomes aware of will be set forth in supplements to this Prospectus if and when necessary. In addition, the per share conversion price, and the number of shares issuable upon conversion of the Notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of Notes and the number of shares of Common Stock issuable upon conversion thereof offered hereby may increase or decrease. As of the date of this Prospectus, the aggregate principal amount of Notes outstanding is $185,680,000.


                            DESCRIPTION OF THE NOTES

    The Notes were issued under the Indenture, a copy of which is being filed with the Commission as an exhibit to the Registration Statement. The following summaries of certain provisions of the Notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), and all the provisions of the Notes and the Indenture, including the definitions therein of certain terms which are not otherwise defined in this Prospectus and those terms made a part of the Indenture by reference to the Trust Indenture Act. Wherever particular provisions or defined terms of the Indenture (or of the form of Notes which is a part thereof) are referred to, such provisions or defined terms are incorporated herein by reference in their entirety. As used in this "Description of the Notes" section, the "Company" refers to Nine West Group Inc. and does not, unless the context otherwise indicates, include its subsidiaries.

General

    The Notes represent general unsecured subordinated obligations of the Company and are convertible into Common Stock as described below under the subheading "Conversion of Notes." The Notes are limited to $185,680,000 aggregate principal amount, have been issued in fully registered form only in denominations of $1,000 in principal amount or any multiple thereof and mature on July 15, 2003, unless earlier redeemed at the option of the Company or at the option of the Holder upon a Change of Control.

    The Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of securities of the Company or the incurrence of debt by the Company or any of its subsidiaries.

    The Notes bear interest from the date of original issue at the annual rate set forth on the cover page hereof, payable semi-annually on January 15 and July 15, commencing on January 15, 1997, to Holders of record at the close of business on the preceding December 15 and June 15, respectively. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

    Unless other arrangements are made, interest is to be paid by check mailed to Holders entitled thereto; provided that, at the option of any Holder of Notes with an aggregate principal amount equal to or in excess of $5,000,000, interest on such Holder's Notes shall be paid by wire transfer in immediately available funds. Principal will be payable, and the Notes may be presented for conversion, registration of transfer and exchange, without service charge, at the office of the Trustee in New York, New York.

Form, Denomination and Registration

    The Notes have been issued in fully registered form only, without coupons, in denominations of $1,000 in principal amount and integral multiples thereof.

    Global Notes; Book-Entry Form. Notes offered in reliance on Rule 144A will be evidenced by a global note (hereinafter referred to as the "Restricted Global Note") and Notes offered in reliance on Regulation S will be evidenced by a global note (hereinafter referred to as the "Regulation S Global Note" and together with the Restricted Global Note, the "Global Notes"). The Global Notes will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co. ("Cede") as DTC's nominee. Except as set forth below, the Global Notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

    The Holders of Notes may hold their interests in the Global Notes directly through DTC if such Holder is a participant in DTC, or indirectly through organizations which are participants in DTC (the "Participants"). Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the Global Notes to such persons may be limited.

    The Holders of Notes who are not Participants may beneficially own interests in the Global Notes held by DTC only through Participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). So long as Cede, as the nominee of DTC, is the registered owner of the Global Notes, Cede for all purposes will be considered the sole holder of the Global Notes.

    Payment of interest on and the redemption price (upon redemption at the option of the Company or at the option of the Holder upon a Change of Control) of the Global Notes will be made to Cede, the nominee for DTC, as the registered owner of the Global Notes, by wire transfer of immediately available funds. Neither the Company, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    With respect to any payment of interest on and the redemption price (upon redemption at the option of the Company or at the option of the Holder upon a Change of Control) of the Global Notes, DTC's practice is to credit Participants' accounts on the payment date therefor with payments in amounts proportionate to their respective beneficial interest in the Notes represented by the Global Notes as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in Notes represented by the Global Notes held through such participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

    Because DTC can only act on behalf of the Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in Notes represented by the Global Notes to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

    Neither the Company nor the Trustee (or any registrar, paying agent or conversion agent under the Indenture) will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

    If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will cause Notes to be issued in definitive form in exchange for the Global Notes.

    Certificated Notes. Notes sold to investors that are not QIBs or purchasers who purchase Notes offered in reliance on Regulation S will be issued in definitive registered form and may not be represented by the Global Notes.
In addition, QIBs or purchasers who purchase Notes in reliance on Regulation S may request that their Notes be issued in definitive registered form. Finally, certified Notes may be issued in exchange for Notes represented by the Global Notes if no successor depositary is appointed by the Company as set forth above under the paragraph entitled "Global Notes; Book-Entry Form."

Conversion of Notes

    The Holders of Notes are entitled, at any time after 60 days following the latest date of original issuance thereof through the close of business on July 15, 2003, subject to prior redemption, to convert any Notes or portions thereof (in denominations of $1,000 in principal amount or multiples thereof) into Common Stock at the conversion price set forth on the cover page of this Prospectus, subject to adjustment and to the Company's cash conversion option as described below; provided that in the case of Notes called for redemption, conversion rights will expire immediately prior to the close of business on the date fixed for redemption, unless the Company defaults in payment of the redemption price. A Note (or portion thereof) in respect of which a Holder is exercising its option to require redemption upon a Change of Control may be converted only if such Holder withdraws its election to exercise such redemption option in accordance with the terms of the Indenture.

    In lieu of delivering shares of Common Stock (or other securities into which the Notes are then convertible) upon conversion of Notes, the Company may pay to the Holder converting such Notes an amount in cash equal to the Market Price of the shares of Common Stock (or other securities) into which such Notes are then convertible, plus any property or assets into which such Notes are then convertible. "Market Price" means the average of the closing prices of the Common Stock (or other securities into which the Notes are then convertible) for the ten trading day period (appropriately adjusted to take into account the occurrence during such period of certain events that would result in an adjustment of the conversion price) commencing on the first trading day after delivery of notice that the Company has elected to pay cash in lieu of delivering Common Stock. Any cash paid in lieu of Common Stock will generally result in taxable gain or loss to the Holder converting such Notes.

    Except as described below, no adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends paid on any Common Stock issued. Holders of the Notes at the close of business on a record date will be entitled to receive the interest payable on such Note on the corresponding interest payment date. However, Notes surrendered for conversion after the close of business on a record date and before the opening of business on the corresponding interest payment date must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted (unless such Note is subject to redemption on a redemption date between such record date and the corresponding interest payment date). The interest payment with respect to a Note called for redemption on a date during the period from the close of business on or after any record date to the opening of business on the business day following the corresponding payment date will be payable on the corresponding interest payment date to the registered Holder at the close of business on that record date (notwithstanding the conversion of such Note before the corresponding interest payment date) and a Holder of Notes who elects to convert need not include funds equal to the interest paid. The Company is not required to issue fractional shares of Common Stock upon conversion of Notes and, in lieu thereof, will pay a cash adjustment based upon the closing price of the Common Stock on the last business day prior to the date of conversion.

    The conversion price is subject to adjustment (under formulae set forth in the Indenture) upon the occurrence of certain events, including: (i) the issuance of Common Stock as a dividend or distribution on the outstanding Common Stock, (ii) the issuance to all holders of Common Stock of certain rights or warrants to purchase Common Stock at less than the current market price, (iii) certain subdivisions, combinations and reclassifications of Common Stock, (iv) distributions to all holders of Common Stock of capital stock of the Company (other than Common Stock) or evidences of indebtedness of the Company or assets (including securities, but excluding those dividends, rights, warrants and distributions referred to above and dividends and distributions in connection with the liquidation, dissolution or winding up of the Company and dividends and distributions paid exclusively in cash), (v) distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv) or in connection with a consolidation, merger or sale of assets of the Company as referred to in clause (ii) in the second paragraph below) to all holders of Common Stock in an aggregate amount that, together with (x) all other such all-cash distributions made within the preceding 12 months in respect of which no adjustments has been made and (y) any cash and the fair market value of other consideration payable in respect of any tender offers by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 20% of the Company's market capitalization (being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date for such distribution and (vi) the purchase of Common Stock pursuant to a tender offer made by the Company or any of its subsidiaries which involves an aggregate consideration that, together with (x) any cash and the fair market value of any other consideration payable in any other tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made and (y) the aggregate amount of any such all-cash distributions referred to in clause (v) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 20% of the Company's market capitalization on the expiration of such tender offer. No adjustment of the conversion price will be made for shares issued pursuant to a plan for reinvestment of dividends or interest.

    Except as stated above, the conversion price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing. No adjustment in the conversion price will be required unless such adjustment would require a change of a least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

    In the case of (i) any reclassification or change of the Common Stock
(other than changes in par value or from par value to no par value or resulting from a subdivision or a combination) or (ii) a consolidation or merger involving the Company or a sale or conveyance to another corporation of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the Holders of the Notes then outstanding will be entitled thereafter to convert such Notes into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, sale or conveyance had such Notes been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, sale or conveyance assuming that a Holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith.

    In the event of a taxable distribution to holders of Common Stock (or other transaction) which results in any adjustment of the conversion price, the Holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to the United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock.

    The Company from time to time may, to the extent permitted by law, reduce the conversion price by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such decrease, if the Board of Directors has made a determination that such decrease would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Company deems advisable to avoid or diminish any income tax to its stockholders resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for United States federal income tax purposes.

Subordination

    The payment of principal of, premium, if any, and interest on the Notes is, to the extent set forth in the Indenture, subordinated in right of payment to the prior payment in full of all Senior Indebtedness. Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding related to the Company or its property, in an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to come due thereon before the Holders of the Notes will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on the Notes (except that Holders of Notes may receive securities that are subordinated at least to the same extent as the Notes to Senior Indebtedness and any securities issued in exchange for Senior Indebtedness).

    The Company also may not make any payment of principal, premium, if any, or interest on the Notes (except in such subordinated securities) and may not repurchase, redeem or otherwise retire any Notes if (a) a default in the payment of the principal of, premium, if any, or interest on Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (b) any other default occurs and is continuing with respect to Senior Indebtedness that permits holders of the Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the representative or representatives of holders of at least a majority in principal amount of Senior Indebtedness then outstanding. Payments on the Notes may and shall be resumed (i) in the case of a payment default, upon the date on which such default is cured or waived, or
(ii) in the case of a non-payment default, 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Senior Indebtedness has been accelerated. No new period of payment blockage may be commenced within 360 days after the receipt by the Trustee of any prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 180 days.

    "Senior Indebtedness" with respect to the Notes means the principal of, premium, if any, and interest on, and any fees, costs, expenses and any other amounts (including indemnity payments) related to the following, whether outstanding on the date of the Indenture or thereafter incurred or created: (a) indebtedness, matured or unmatured, whether or not contingent, of the Company for money borrowed evidenced by notes or other written obligations, (b) any interest rate contract, interest rate swap agreement or other similar agreement or arrangement designed to protect the Company or any of its subsidiaries against fluctuations in interest rates, (c) indebtedness, matured or unmatured, whether or not contingent, of the Company evidenced by notes, debentures, bonds or similar instruments or letters of credit (or reimbursement agreements in respect thereof), (d) obligations of the Company as lessee under capitalized leases, (e) indebtedness of others of any of the kinds described in the preceding clauses (a) through (d) assumed or guaranteed by the Company and (f) renewals, extensions, modifications, amendments and refundings of, and indebtedness and obligations of a successor person issued in exchange for or in replacement of, indebtedness or obligations of the kinds described in the preceding clauses (a) through (f) unless the agreement pursuant to which any of such indebtedness described in clauses (a) through (f) is created, issued, assumed or guaranteed expressly provides that such indebtedness is not senior or superior in right of payment to the Notes; provided, however, that the following shall not constitute Senior Indebtedness: (i) any indebtedness or obligation of the Company in respect of the Notes; (ii) any indebtedness of the Company to any of its subsidiaries or other affiliates; (iii) any indebtedness that is subordinated or junior in any respect to any other indebtedness of the Company other than Senior Indebtedness; and (iv) any indebtedness incurred for the purchase of goods or materials in the ordinary course of business.

    In the event that the Trustee (or paying agent if other than the Trustee) or any Holder receives any payment of principal or interest with respect to the Notes at a time when such payment is prohibited under the Indenture, such payment shall be held in trust for the benefit of, and shall be paid over and delivered to, the holders of Senior Indebtedness or their representative as their respective interests may appear. After all Senior Indebtedness is paid in full and until the Notes are paid in full, Holders shall be subrogated (equally and ratably with all other Indebtedness pari passu with the Notes) to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness to the extent that distributions otherwise payable to the Holders have been applied to the payment of Senior Indebtedness.

    As of August 31, 1996, the Company had approximately $395 million in principal amount of indebtedness that would be considered outstanding Senior Indebtedness under the Credit Facility. Any additional borrowing under the Credit Facility would constitute Senior Indebtedness and would rank prior in right of payment to the Notes, notwithstanding that it is incurred subsequent to the issuance of the Notes. In addition, the Company expects from time to time to incur indebtedness constituting Senior Indebtedness other than debt under the Credit Facility. The Indenture does not prohibit or limit the incurrence of any Senior Indebtedness or pari passu indebtedness.

    In addition, because a substantial portion of the Company's operations is conducted through subsidiaries, claims of holders of indebtedness and other creditors of such subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Company, including Holders of the Notes. As of August 31, 1996, the aggregate liabilities of such subsidiaries were approximately $65 million. The Indenture does not limit the amount of indebtedness that the Company or any of its subsidiaries can create, incur, assume or guarantee.

    Because of these subordination provisions, in the event of a liquidation or insolvency of the Company or any of its subsidiaries, Holders of Notes may recover less, ratably, than the holders of Senior Indebtedness.

Optional Redemption by the Company

    The Notes are not redeemable at the option of the Company prior to July 16, 1999. At any time on or after that date, the Notes may be redeemed at the Company's option on at least 30 but not more than 60 days' notice, in whole at any time or in part from time to time, at the following prices (expressed in percentages of the principal amount), together with accrued interest to the date fixed for redemption, if redeemed during the 12-month period beginning:

Date                                                    Redemption Price
- ----                                                    ----------------
July 16, 1999                                                102.75%
July 15, 2000                                                101.83%
July 15, 2001                                                100.92%
and 100% on or after July 15, 2002

    If fewer than all the Notes are to be redeemed, the Trustee will select the Notes to be redeemed in principal amounts of $1,000 or integral multiples thereof by lot or, in its discretion, on a pro rata basis. If any Note is to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a Holder's Notes is selected for partial redemption and such Holder converts a portion of such Notes, such converted portion shall be deemed to be taken from the portion selected for redemption. No sinking fund is provided for the Notes.

Change of Control

    Upon the occurrence of a Change of Control, each Holder of Notes shall have the right to require that the Company repurchase such Holder's Notes in whole or in part in integral multiples of $1,000, at a purchase price in cash in an amount equal to 101% of the principal amount thereof, together with accrued and unpaid interest to the date of purchase, pursuant to an offer (the "Change of Control Offer") made in accordance with the procedures described below and the other provisions in the Indenture.

    A "Change of Control" means an event or series of events in which (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) acquires "beneficial ownership" (as determined in accordance with Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total Voting Stock of the Company at an Acquisition Price (each term as defined below) less than the conversion price then in effect with respect to the Notes and (ii) the holders of the Common Stock receive consideration which is not all or substantially all common stock that is (or upon consummation of or immediately following such event or events will be) listed on a United States national securities exchange or approved for quotation on the NASDAQ National Market or any similar United States system of automated dissemination of quotations of securities' prices; provided, however, that any such person or group shall not be deemed to be the beneficial owner of, or to beneficially own, any Voting Stock tendered in a tender offer until such tendered Voting Stock is accepted for purchase under the tender offer. "Voting Stock" means stock of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency). "Acquisition Price" means the weighted average price paid by the person or group in acquiring the Voting Stock.

    Within 30 days following any Change of Control, the Company shall send by first-class mail, postage prepaid, to the Trustee and to each Holder of Notes, at such Holder's address appearing in the security register, a notice stating, among other things, that a Change of Control has occurred, the purchase price, the purchase date, which shall be a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed, and certain other procedures that a Holder of Notes must follow to accept a Change of Control Offer or to withdraw such acceptance.

    The Company will comply, to the extent applicable, with the requirements of Rule 13e-4 under the Exchange Act and other securities laws or regulations in connection with the repurchase of the Notes as described above.

    The occurrence of certain of the events that would constitute a Change of Control may constitute a default under the Credit Facility. Future indebtedness of the Company may contain prohibitions of certain events which would constitute a Change of Control or require the Company to offer to redeem such indebtedness upon a Change of Control. Moreover, the exercise by the Holders of Notes of their right to require the Company to purchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such purchase on the Company. Finally, the Company's ability to pay cash to Holders of Notes upon a purchase may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. Furthermore, the Change of Control provisions may in certain circumstances make more difficult or discourage a takeover of the Company and the removal of the incumbent management.

Merger, Consolidation and Sale of Assets

    The Company shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to any person unless: (i) either the Company is the resulting, surviving or transferee person (the "Successor Company") or the Successor Company is a person organized and existing under the laws of the United States or any State thereof or the District of Columbia, and the Successor Company (if not the Company) expressly assumes by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Indenture and the Notes, including the conversion rights described above under "-- Conversion of Notes," (ii) immediately after giving effect to such transaction no Event of Default has occurred and is continuing and (iii) the Company delivers to the Trustee an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

Events of Default and Remedies

    An Event of Default is defined in the Indenture as being: default in payment of the principal of or premium, if any, on the Notes when due at maturity, upon redemption or otherwise, including failure by the Company to purchase the Notes when required as described under "--Change of Control" (whether or not such payment shall be prohibited by the subordination provisions of the Indenture); default for 30 days in payment of any installment of interest on the Notes (whether or not such payment shall be prohibited by the subordination provisions of the Indenture); default by the Company for 90 days after notice in the observance or performance of any other covenants in the Indenture; or certain events involving bankruptcy, insolvency or reorganization of the Company. The Indenture provides that the Trustee may withhold notice to the Holders of Notes of any default (except in payment of principal, premium, if any, or interest with respect to the Notes) if the Trustee considers it in the interest of the Holders of Notes to do so.

    The Indenture provides that if any Event of Default shall have occurred and be continuing, the Trustee or the Holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal of and premium, if any, on the Notes to be due and payable immediately, but if the Company shall cure all defaults (except the nonpayment of interest on, premium, if any, and principal of any Notes which shall have become due by acceleration) and certain other conditions are met, such declaration may be canceled and past defaults may be waived by the Holders of a majority in principal amount of Notes then outstanding.

    The Holders of a majority in principal amount of the Notes then outstanding shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, subject to certain limitations specified in the Indenture. The Indenture provides that, subject to the duty of the Trustee following an Event of Default to act with the required standard of care, the Trustee will not be under an obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless the Trustee receives satisfactory indemnity against any associated loss, liability or expense.

Satisfaction and Discharge; Defeasance

    The Indenture will cease to be of further effect as to all outstanding
Notes (except as to (i) rights of holders of Notes to receive payments of principal of, premium, if any, and interest on, the Notes, (ii) rights of holders of Notes to convert to Common Stock, (iii) the Company's right of optional redemption, (iv) rights of registration of transfer and exchange, (v) substitution of apparently mutilated, defaced, destroyed, lost or stolen Notes,
(vi) rights, obligations and immunities of the Trustee under the Indenture and
(vii) rights of the holders of Notes as beneficiaries of the Indenture with respect to the property so deposited with the Trustee payable to all or any of them), if (A) the Company will have paid or caused to be paid the principal of, premium, if any, and interest on the Notes as and when the same will have become due and payable or (B) all outstanding Notes (except lost, stolen or destroyed Notes which have been replaced or paid) have been delivered to the Trustee for cancellation or (C) (x) the Notes not previously delivered to the Trustee for cancellation will have become due and payable or are by their terms to become due and payable within one year or are to be called for redemption under arrangements satisfactory to the Trustee upon delivery of notice and (y) the Company will have irrevocably deposited with the Trustee, as trust funds, cash, in an amount sufficient to pay principal of and interest on the outstanding Notes, to maturity or redemption, as the case may be. Such trust may only be established if such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument pursuant to which the Company is a party or by which it is bound and the Company has delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions related to such defeasance have been complied with.

    The Indenture will also cease to be in effect (except as described in clauses (i) through (vii) in the immediately preceding paragraph) and the indebtedness on all outstanding Notes will be discharged on the 123rd day after the irrevocable deposit by the Company with the Trustee, in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of Notes, of cash, U.S. Government Obligations (as defined in the Indenture) or a combination thereof, in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay the principal of, premium, if any, and interest on the Notes then outstanding in accordance with the terms of the Indenture and the Notes ("legal defeasance"). Such legal defeasance may only be effected if (i) such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which the Company is a party or by which it is bound, (ii) the Company has delivered to the Trustee an opinion of counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, based thereon, the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge by the Company and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, (iii) the Company has delivered to the Trustee an opinion of counsel to the effect that after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and (iv) the Company has delivered to the Trustee an opinion of counsel stating that all conditions related to the defeasance have been complied with.

    The Company may also be released from its obligations under the covenants described above under "Change of Control" and "Merger, Consolidation and Sale of Assets" with respect to the Notes outstanding on the 123rd day after the irrevocable deposit by the Company with the Trustee, in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of Notes, of cash, U.S. Government Obligations or a combination thereof, in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay the principal of, premium, if any, and interest on the Notes then outstanding in accordance with the terms of the Indenture and the Notes ("covenant defeasance"). Such covenant defeasance may only be effected if (i) such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which the Company is a party or by which it is bound, (ii) the Company has delivered to the Trustee an opinion of counsel to the effect that the Holders of Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance by the Company and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance had not occurred, (iii) the Company has delivered to the Trustee an opinion of counsel to the effect that after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and (iv) the Company has delivered to the Trustee an Officers' Certificate and an opinion of counsel stating that all conditions related to the covenant defeasance have been complied with. Following such covenant defeasance, the Company will no longer be required to comply with the obligations described above under "Merger, Consolidation and Sale of Assets" and will have no obligation to repurchase the Notes pursuant to the provisions described under "Change of Control."

    Notwithstanding any satisfaction and discharge or defeasance of the Indenture, the obligations of the Company described above under "Conversion of Notes" will survive to the extent provided in the Indenture until the Notes cease to be outstanding.

Modifications of the Indenture

    The Indenture contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than a majority in principal amount of the Notes at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the Holders of Notes, except that no such modification shall (i) extend the fixed maturity of any Note, reduce the rate or extend the time of payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, reduce any amount payable upon redemption thereof, change the obligation of the Company to make redemption of any Note upon the happening of a Change of Control, impair or affect the right of a Holder to institute suit for the payment thereof, change the currency in which the Notes are payable, modify the subordination provisions of the Indenture in a manner adverse to the Holders of Notes or impair the right to convert the Notes into Common Stock subject to the terms set forth in the Indenture, without the consent of the Holder of each Note so affected or (ii) reduce the aforesaid percentage of Notes, without the consent of the Holders of all of the Notes then outstanding.

Concerning the Trustee

    Chemical Bank, the Trustee under the Indenture, has been appointed by the Company as the paying agent, conversion agent, registrar and custodian with regard to the Notes. The Trustee and/or its affiliates may in the future provide banking and other services to the Company in the ordinary course of their respective businesses.


                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 25,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"). None of the Preferred Stock is outstanding. The following description of the capital stock of the Company and certain provisions of the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and the Second Amended and Restated By-laws (the "By-laws") is a summary and is qualified in its entirety by the provisions of the Certificate of Incorporation and By-laws, each of which are incorporated by reference as exhibits to the Company's Annual Report on Form 10-K for the 53 Weeks Ended February 3, 1996.

Common Stock

    Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors, and the holders of such shares will possess all of the voting power. As a result, the holders of Common Stock entitled to exercise more than 50% of the voting rights in an election of directors can elect all of the directors to be elected if they choose to do so. The Certificate of Incorporation does not provide for cumulative voting for the election of directors. The holders of Common Stock will be entitled to such dividends as may be declared from time to time by the Board of Directors from funds legally available therefor, and will be entitled to receive, pro rata, all assets of the Company available for distribution to such holders upon liquidation. No shares of Common Stock have any preemptive, redemption or conversion rights, or the benefits of any sinking fund. The Common Stock is listed on the NYSE.

Preferred Stock

    Preferred Stock may be issued from time to time in one or more series and the Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each such series of Preferred Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for the Common Stock at a premium or otherwise adversely affect the market price of Common Stock.

Certain Certificate of Incorporation, By-law and Statutory Provisions

    Directors' Liability. The General Corporation Law of Delaware (the "Delaware Law") provides that a corporation may limit the liability of each director to the corporation or its stockholders for monetary damages except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The Certificate of Incorporation provides for the elimination and limitation of the personal liability of directors of the Company for monetary damages to the fullest extent permitted by Delaware Law. In addition, the Certificate of Incorporation provides that if the Delaware Law is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the Delaware Law, as so amended. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. The Certificate of Incorporation also provides that the Company shall, to the full extent permitted by Delaware Law, as amended from time to time, indemnify and advance expenses to each of its currently acting and former directors, officers, employees and agents.

    Classified Board of Directors. The Certificate of Incorporation provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As nearly as practical, each class shall consist of one-third of the Board of Directors constituting the entire Board of Directors. As a result, approximately one-third of the Board of Directors will be elected each year. The stockholders may not amend or repeal this provision except upon the affirmative vote of holders of not less than 80% of the outstanding shares of capital stock of the Company entitled to vote thereon. Holders of a majority of the outstanding shares of capital stock of the Company entitled to vote with respect to election of directors may remove directors only for cause. Vacancies on the Board of Directors may be filled only by the remaining directors and not by the stockholders, provided that such vacancies are not caused by the removal of directors by the stockholders.

    Stockholder Meetings. The Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders of the Company may be effected only at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting. The By-laws provide that special meetings of stockholders may be called only by the chairman or the chief executive officer of the Company and must be called by either of such officer at the request in writing of a majority of the Board of Directors. Stockholders are not permitted to call a special meeting of stockholders, to require that the chairman or the chief executive officer call such a special meeting, or to require that the Board of Directors requests the calling of a special meeting of stockholders.

    Advance Notice Provisions. The By-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or to bring other business before an annual meeting of stockholders of the Company. The By-laws provide that only persons who are nominated by, or at the direction of, the chairman, the chief executive officer or the Board of Directors, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The By-laws also provide that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the chairman, the chief executive officer or the Board of Directors or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. Generally, for notice of stockholder nominations to be made at an annual meeting to be timely under the By-laws, such notice must be received by the Company not less than 70 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting (or, in the case of a special meeting at which directors are to be elected, not earlier than the 90th day before such meeting and not later than the later of (x) the 70th day prior to such meeting and (y) the 10th day after public announcement of the date of such meeting is first made). Under the By-laws, a stockholder's notice must also contain certain information specified in the By-laws.

    Section 203 of Delaware Law. The Company is subject to the "business combination" provisions of the Delaware Law. In general, Section 203 of the Delaware Law prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (a) prior to such date the board of directors of the corporation approved either the "business combination" or the transaction which resulted in the stockholder becoming an "interested stockholder," (b) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (c) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the "interested stockholders." An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The Board of Directors has taken action to exempt each of Messrs. Fisher and Camuto, and Mr. Wayne Weaver (a former principal stockholder), from the application of the Section 203 of the Delaware law.

    Certain provisions described above may have the effect of delaying stockholder actions with respect to certain business combinations and the election of new members to the Board of Directors. As such, the provisions could have the effect of discouraging open market purchases of Common Stock because they may be considered disadvantageous by a stockholder who desires to participate in a business combination or elect a new director.

                             PLAN OF DISTRIBUTION

    The Securities covered hereby may be offered and sold from time to time by the Selling Holders. The Selling Holders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Such sales may be made in the over-the-counter market or otherwise, at market prices prevailing at the time of the sale, at prices related to the then prevailing market prices or in negotiated transactions, including, without limitation, pursuant to an underwritten offering or pursuant to one or more of the following methods: (a) purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this Prospectus; (b) ordinary brokerage transactions and transactions in which a broker solicits purchasers; and (c) block trades in which a broker-dealer so engaged will attempt to sell the shares as agent but may take a position and resell a portion of the block as principal to facilitate the transaction.

    The Company has been advised that, as of the date hereof, the Selling Holders have made no arrangement with any broker for the offering or sale of the Notes or the shares of Common Stock issuable upon conversion thereof. Underwriters, brokers, dealers or agents may participate in such transactions as agents and may, in such capacity, receive brokerage commissions from the Selling Holders or purchasers of such Notes or shares of Common Stock. Such underwriters, brokers, dealers or agents may also purchase the Notes or shares of Common Stock issuable upon conversion thereof and resell such securities for their own account. The Selling Holders and such underwriters, brokers, dealers or agents may be considered "underwriters" as that term is defined by the Securities Act, although the Selling Holders disclaim such status. Any commissions, discounts or profits received by such underwriters, brokers, dealers or agents in connection with the foregoing transactions may be deemed to be underwriting discounts and commissions under the Securities Act.

    To comply with the securities laws of certain jurisdictions, if applicable, the Notes and Common Stock issuable upon conversion thereof may be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the Notes and Common Stock issuable upon conversion thereof may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or unless an exemption from registration or qualification is available and is complied with.

    Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Notes or the shares of Common Stock issuable upon conversion thereof may be limited in its ability to engage in market activities with respect to such Notes or the shares of Common Stock issuable upon conversion thereof. In addition and without limiting the foregoing, each Selling Holder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-2, 10b-5, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Notes and shares of Common Stock issuable upon conversion thereof by the Selling Holders. All of the foregoing may affect the marketability of the Notes and shares of Common Stock issuable upon conversion thereof.

    The Company may suspend the use of this Prospectus, and any supplements hereto, in certain circumstances due to pending corporate developments, public filings with the Commission or similar events. The Company is obligated, in the event of such suspension, to use its reasonable efforts to ensure that the use of the Prospectus may be resumed as soon as possible.

    The Company has agreed to pay substantially all of the expenses incident to the registration, offering and sale of the Notes or the shares of Common Stock issuable upon conversion thereof to the public other than commissions and discounts of agents, dealers or underwriters. Such expenses (excluding such commissions and discounts) are estimated to be approximately $38,033. The Company has also agreed to indemnify the Selling Holders against certain liabilities, including certain liabilities under the Securities Act.


                                  LEGAL MATTERS

    The validity of the Securities offered hereby will be passed upon for the Company by Joseph R. Manghisi, Associate General Counsel of the Company.


                                    EXPERTS

    The consolidated financial statements and financial statements schedules of the Company as of February 3, 1996 and December 31, 1994 and for the years ended February 3, 1996, December 31, 1994 and December 31, 1993 incorporated by reference in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, and have been incorporated by reference herein in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.


                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

    The following table sets forth the expenses payable by the Company in connection with the sale and distribution of the Securities registered hereby. Any sales commissions or underwriting discount incurred in connection with the sale of Securities registered hereby are payable by the Selling Holders.

    SEC registration fee ..............................     $25,532.76
    Accounting fees and expenses* .....................       2,500.00
    Legal fees and expenses* ..........................       5,000.00
    Miscellaneous expenses* ...........................       5,000.00
                                                             ----------
    Total..............................................     $38,032.76
                                                             ==========
    *Estimated

Item 15.  Indemnification of Directors and Officers

    The Company's Restated Certificate of Incorporation provides that the Company shall indemnify and advance expenses to its currently acting and its former directors, officers, employees or agents to the fullest extent permitted by the Delaware General Corporation Law (the "Delaware Law"), as amended from time to time.

    Section 145 of the Delaware Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that Delaware law restricts indemnification to expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such an action or suit and then, where such person is adjudged to be liable to the corporation, only if and to the extent that the Court of Chancery of the State of Delaware or the court in which such action was brought determines that he is fairly and reasonably entitled to such indemnity, and then only for such expenses as the court shall deem proper.

    The Delaware Law also permits a Delaware corporation to limit each director's liability to the Company or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemption, or (iv) for any transaction from which a director derived an improper personal benefit. The Restated Certificate of Incorporation provides for the limitation of the personal liability of the directors of the Company for monetary damages to the fullest extent permitted by the Delaware Law, as amended from time to time. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

    The Company has agreed to indemnify the Selling Holders, any "underwriter" (as defined in the Securities Act) and any person who controls (within the meaning of the Securities Act) the Selling Holders or any underwriter against certain liabilities and expenses arising out of or based upon the information set forth or incorporated by reference in the Prospectus included in the Registration Statement, and the Registration Statement of which the Prospectus is a part, including liabilities under the Securities Act.


    For information concerning the Company's undertaking to submit to adjudication the issue of indemnification for violation of the securities laws, see Item 17 hereof.

    The Company maintains insurance, at its expense, to protect any director or officer of the Company against certain expenses, liabilities or losses.

Item 16.  Exhibits

    See Exhibit Index.

Item 17.  Undertakings

    (a)  The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

    provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



                                 EXHIBIT INDEX


Exhibit No.    Description                                                  Page
- -----------    -----------                                                  ----

*1 Purchase Agreement, dated as of June 26, 1996, among the Company and the Initial Purchasers named therein

4.1 Indenture, dated as of June 26, 1996, between the Company and Chemical Bank, as trustee thereunder, filed as Exhibit
               4.5 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 3, 1996 ("Second Quarter Form 10-Q"), and incorporated herein by reference

4.2            Note Resale Registration Rights Agreement, dated as of
               June 26, 1996, among the Company and the Initial Purchasers named therein, filed as Exhibit 4.6 to the Second Quarter Form 10-Q, and incorporated herein by reference

4.3 Form of Definitive 5-1/2% Convertible Subordinated Notes of the Company due 2003, filed as Exhibit 4.2 to the Second Quarter Form 10-Q, and incorporated herein by reference

4.4 Form of Restricted Global 5-1/2% Convertible Subordinated Note of the Company due 2003, filed as Exhibit 4.3 to the Second Quarter Form 10-Q, and incorporated herein by reference

4.5 Form of Regulation S Global 5-1/2% Convertible Subordinated Note of the Company due 2003, filed as Exhibit 4.4 to the Second Quarter Form 10-Q, and incorporated herein by reference

*5             Opinion of Counsel

*12            Calculation of Ratio of Earnings to Fixed Charges

*23.1          Consent of Deloitte & Touche LLP

23.2           Consent of Counsel (included in Exhibit 5)

24             Power of Attorney (included on signature page hereof)

*25            Statement of Eligibility of Trustee

* Filed herewith.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on September 23, 1996.


                                  NINE WEST GROUP INC.



                                  By    /s/ Robert C. Galvin
                                    ----------------------------
                                    Robert C. Galvin
                                    Executive Vice President,
                                    Chief Financial Officer
                                    and Treasurer

                                POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Noel E. Hord, Robert C. Galvin, Jeffrey
K. Howald and Joel K. Bedol, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to the within Registration Statement on Form S-3, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and grants unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might and could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, of any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

           Signature                      Title                       Date
           ---------                      -----                       ----
 /s/ Jerome Fisher              Chairman of the Board and     September 23, 1996
- -----------------------------   Director (Principal
Jerome Fisher                   Executive Officer)


 /s/ Vincent Camuto             Chief Executive Officer and   September 23, 1996
- -----------------------------   Director (Principal
Vincent Camuto                  Executive Officer)


 /s/  Robert C. Galvin          Executive Vice President,     September 23, 1996
- -----------------------------   Chief Financial Officer and
Robert C. Galvin                Treasurer (Principal
                                Financial Officer and
                                Principal Accounting Officer)


 /s/ C. Gerald Goldsmith        Director                      September 23, 1996
- -----------------------------
C. Gerald Goldsmith


 /s/ Salvatore M. Salibello     Director                      September 23, 1996
- -----------------------------
Salvatore M. Salibello


 /s/ Henry W. Pascarella        Director                      September 23, 1996
- -----------------------------
Henry W. Pascarella